FSD Pharma Announces Settlement of Class Action Proceeding

TORONTO / October 29, 2020 / FSD Pharma Inc. (NASDAQ:HUGE) (CSE:HUGE) ("FSD Pharma" or the "Company") today announced that, subject to court certification and other customary conditions, it has entered into a definitive settlement agreement (the "Settlement Agreement") with respect to the class action litigation commenced by a plaintiff shareholder in the Ontario Superior Court of Justice in February 2019 relating to the build-out of its facility in Cobourg, Ontario (the "Settled Action").

The Company entered into the Settlement Agreement in order to avoid the expense, burden and inconvenience associated with the continuance of the Settled Action. In entering into the Settlement Agreement, the Company made no admissions of liability whatsoever. The Settlement Agreement provides for a full and final release of the Company, its officers, directors and various other related parties from any and all claims that arose or could have arisen from the claim issued by the plaintiff within the Settled Action.

Pursuant to the Settlement Agreement, the Company will pay C$5,500,000, approximately C$4,600,000 of which the Company expects to be funded with the proceeds of insurance, leaving the Company with a net payment of approximately C$900,000.

About FSD Pharma

FSD Pharma Inc. is a publicly-traded holding company, since May 2018.

FSD Pharma BioSciences, Inc., a wholly-owned subsidiary, is a specialty biotech pharmaceutical R&D company focused on developing over time multiple applications of its lead compound FSD-201, by down-regulating the cytokines to effectuate an anti-inflammatory response.

Forward-Looking Statements

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this press release.

Certain statements contained in this press release constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws (collectively, "Forward-Looking Information"). Forward-Looking Information includes, but is not limited to, the expected insurance recovery related to the Settled Claim.

The use of words such as "budget", "intend", "anticipate", "believe", "expect", "plan", "forecast", "future", "target", "project", "capacity", "could", "should", "focus", "proposed", "scheduled", "outlook", "potential", "estimate" and other similar words, and similar expressions and statements relating to matters that are not historical facts, or statements that certain events or conditions "may" or "will" occur, are intended to identify Forward-Looking Information and are based on FSD Pharma's current beliefs or assumptions as to the outcome and timing of such future events. Such beliefs or assumptions necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such Forward‐Looking Information. Certain of these risks and uncertainties are described in the Company's continuous disclosure filings available under the Company's SEDAR profile at www.sedar.com and under the Company's EDGAR profile at www.sec.gov. Forward‐Looking Information is not a guarantee of performance. The Forward-Looking Information contained in this press release is made as of the date hereof, and FSD Pharma is not obligated to update or revise any Forward- Looking Information, whether as a result of new information, future events or otherwise, except as required by law. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on Forward Looking-Information. The foregoing statements expressly qualify any Forward-Looking Information contained herein.

For further information:

Sandy Huard, Head of Communications, FSD Pharma, Inc.

sandy@fsdpharma.com

(647) 864-7969

Zeeshan Saeed, President, FSD Pharma, Inc.

zeeshan@fsdpharma.com

Investor Relations

IR@fsdpharma.com

SOURCE: FSD Pharma, Inc.